1. Name and Address of Reporting Person:  Lawrence A. Coulson
5711 South Corkery Road   Spokane WA  99223
2. Issuer Name and Ticker or Trading Symbol:  The Coeur d'Alenes Company
3. Social Security Number of Reporting Person:  ###-##-####
4. Statement for Month/Year:  June 1998
5.
6. Relationship of Reporting Person to Issuer:  Officer - Vice-President

Non Derivative Securities Acquired, Disposed of, or beneficially Owned

1. Title of Security:  Common Stock
2. Transaction Date:  6/12/98
3. Transaction Code:  P
4. Securities Acquired:  Amount - 40   (A) Acquired    Price  $0.50
5. Amount of Securities Beneficially Owned at End of Month:  319,395
6. Ownership Form:  Direct
7. Nature of Indirect Beneficial Ownership:  N/A

Derivative Securities Acquired, Disposed of, or beneficially Owned   N/A